FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, November 15 2005

Press Release

Strong success of SUEZ offer for Electrabel

SUEZ has received overwhelming support from Electrabel shareholders and now holds

97.16%* of total share capital

The offer by SUEZ for Electrabel shares which it did not previously hold has closed successfully. Electrabel shareholders have tendered 25,840,307 shares. As a consequence, SUEZ now holds 53,321,774 Electrabel shares, i.e., 97.16% of the total share capital. The settlement and delivery of shares tendered during the first period of the offer will take place from November 29 onwards.

Gérard Mestrallet, Chairman and CEO of SUEZ said: “the success of the offer by SUEZ for Electrabel consolidates the position of the Group among the top five utilities in Europe with strong positions in electricity, gas, energy services, water and waste services. The integration of SUEZ and Electrabel will enable us to accelerate our growth and development potential in the fast changing energy sector and reinforce our ability to address challenges ahead.”

In accordance with article 32 of the Royal Decree dated November 8, 1989, the offer will be re opened from November 16 until December 6 included, under the same conditions as disclosed on August 9. Results of the re-opening: December 13; settlement and delivery for the re-opening: December 28.

*	including shares from municipalities (“intercommunales”) subject to suspensive conditional clauses

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this document have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary